SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2005



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F____        Form 40-F   X

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes______     No   X

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CP SHIPS LIMITED
                                             ----------------
                                             (Registrant)

Date:  28 April  2005
                                             By:  /s/ JOHN M. BAKER
                                                  -----------------------------
                                                  Name: John M. Baker
                                                  Title:   Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                               Page
----------------------                                               ----

        10.1   Press Release of CP Ships Limited "CP SHIPS              4
               ADOPTS A SINGLE BRAND " dated
               28 April 2005

                                                                  Exhibit 10.1
                        CP SHIPS ADOPTS A SINGLE BRAND

GATWICK, UK (28th April 2005) - CP Ships Limited today announced that it plans to re-brand its container shipping services under the CP Ships name and retire its seven operating brands by the end of the year.

"We are listening to our customers and our own people," said Chairman Ray Miles. "They have told us they prefer us to simplify our business and trade under a single brand."

Since 1993, CP Ships has acquired nine container shipping companies, seven of whose brands are currently active: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines.

"As CP Ships developed, multiple branding was a key element of our core strategy. It helped us maintain customer loyalty and build further on strong regional positions after each acquisition. Our aims, which we achieved, were not to lose any business when we acquired a new line and then make the business grow. But now that our acquisitions are fully integrated and will be on the same operational and financial systems later in the year, it is time to move on," Mr Miles added.

All other aspects of CP Ships' core strategy remain unchanged, including its regional focus with strong market positions and building investment capacity to manage through the industry cycle and make business and asset acquisitions when conditions are right.

Service schedules and trade lane coverage will not be affected.

"A single CP Ships brand presents many opportunities. It will help us to streamline our corporate structure, improve further our accounting and related business processes and information systems, save costs, strengthen our company culture and more closely align how we communicate with all of our customers. We look forward to re-establishing the historic CP Ships brand," Mr Miles said.

A project team has been established to steer the many aspects of the re-branding process which will take place over the remainder of the year. Alan Boylan, EVP Commercial, has overall responsibility for re-branding. As part of this, CP Ships is developing a new website to meet the needs of customers, investors and others, all from a single platform. Until the re-branding is complete, the existing corporate website and the seven brand websites will function as normal.

                                    -ends-

ABOUT CP SHIPS
One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes. As of 31st December 2004, CP Ships' vessel fleet was 79 ships and its container fleet 460,000 teu. Its 2004 volume was 2.3 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol (TEU) and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                                   CONTACTS
                                   Investors
              Jeremy Lee, VP Investor Relations & Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764